Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Reports Fiscal Year 2015 Financial Results;
Provides Fiscal Year 2016 Revenue and Net Income Guidance

FY15 Revenues Increased 42.6% to $8.8 million from $6.2 million in the Prior Year

FY15 Gross Profit Increased 63.0% to $3.2 million from $2.0 million in the Prior Year

FY15 Basic and Diluted Earnings Per Share Up to $0.73 from Loss Per Share of $0 in the Prior Year

XI’AN, China, Jan 20, 2016 /PRNewswire-FirstCall/ -- Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE) ("Kingtone", or the "Company"), a China-based developer and provider of mobile enterprise solutions, today announced financial results for its fiscal year ended September 30, 2015. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fiscal Year 2015 Financial Highlights

•	Revenues increased by 42.6% to approximately $8.8 million from approximately $6.2 million in the prior year period.

•	Gross profit increased by 63.0% to approximately $3.2 million gross profit from approximately $2.0 million loss in the prior year period.

•	Gross margin increased to 36.3% from 31.7% in the prior year period.

•	Net Income of approximately $1.0 million as compared to net loss of approximately $1 thousand in the prior year period.

•	Basic and diluted earnings per share were $0.73 as compared to loss per share of $0 in the prior year period with weighted average shares outstanding of 1,405,000 in both periods.

“We are pleased with our increased profit, generated $1 million net income during the last fiscal year,” said Mr. Peng Zhang, Chief Executive Officer of the Company, “Looking forward to the Fiscal Year 2016, we expect revenue of $7 million to $10 million; net income of $0 to $0.8 million. We are confident in accomplishing our goals in the next year.”

Fiscal Year 2015 Financial Performance

Revenue

We are a China-based developer and provider of mobile enterprise solutions. We generate revenue in two ways, from customized software middleware and applications for various public and private service agencies, which we identify as software solution sales, and from packaged solutions that include both software and hardware in automation telematics for clients mainly in the manufacturing sector, which we identify as wireless system solution sales. In the year ended September 30, 2015, although we experienced a significant contraction in our software solution business and our wireless system solution business, we recognized a large amount of revenue from Jingbian integration project which was completed by the end of 2014. Thereafter our revenue increased by 42.6% to approximately $8.8 million in the year ended September 30, 2015 from approximately $6.2 million in the year ended September 30, 2014.

Our revenue from software solution sales decreased by 27.3% to approximately $0.14 million in the year ended September 30, 2015 from approximately $0.19 million in the year ended September 30, 2014. As a percentage of total revenue, software solution sales decreased from 3.0% to 1.5%.

Our revenue from wireless system solution sales increased by 44.7% to approximately $8.7 million in the year ended September 30, 2015 from approximately $6.0 million in the year ended September 30, 2014. As a percentage of total revenue, wireless system solution revenue increased from 97.0% to 98.5% of our total revenue.

Cost of Sales

Our cost of sales increased by 33.1% to approximately $5.6 million in the year ended September 30, 2015 from approximately $4.2 million in the year ended September 30, 2014. The increase in cost of sales was primarily attributable to the increase in revenue from wireless system solution. As a percentage of our total revenues, our cost of sales decreased to 63.7% of revenues in the year ended September 30, 2015 from 68.3% of our total revenues in the year ended September 30, 2014, which is partially attributable to the fact that the projects the Company had worked with were old clients and therefore made our work more efficient.

Cost of sales for software decreased by 40.8% to approximately $0.06 million in the year ended September 30, 2015 from approximately $0.1 million in the year ended September 30, 2014, representing 1.1% and 2.5% of our total cost of sales and 44.9% and 55.1% of our software revenue in the fiscal years ended September 30, 2015 and 2014, respectively. Cost of sales for wireless system solutions increased by 34.9% to approximately $5.6 million in the year ended September 30, 2015 from approximately $4.1 million in the year ended September 30, 2014, representing 98.9% and 97.5% of total cost of sales and 64.0% and 68.7% of wireless system solution revenues in the fiscal years ended September 2015 and 2014, respectively.

Gross Profit and Gross Margin

Our total gross profit increased by 63.0% to approximately $3.2 million gross profit in the year ended September 30, 2015 from approximately $2.0 million loss in the year ended September 30, 2014. Our total gross margin was 36.3% and 31.7% in the years ended September 30, 2015 and 2014 of total revenue, respectively. This increase of gross profit and gross margin was primarily due to the increase in industry profit and profit margin and revenue from Jingbian integration project that was partially recognized in the last fiscal year as of September 30, 2015.

Our gross profit for software solution sales decreased by 10.7% to approximately $75,000 in the year ended September 30, 2015 from approximately $84,000 in the year ended September 30, 2014. Our gross margin for software solutions sales increased to 55.1% in the year ended September 30, 2015 from 44.9% in the year ended September 30, 2014. This increase of gross margin was primarily due to the increase of system maintenance contract with less R&D expense. Our gross profit for wireless system solution sales increased by 66.3% to approximately $3.1 million in the year ended September 30, 2015 from approximately $1.9 million in the year ended September 30, 2014. Our gross margin for wireless system solution sales increased to 36.0% in the year ended September 30, 2015 from 31.3% in the year ended September 30, 2014, which is partially attributable to the higher margin of some of the wireless projects. The increase in gross margins in both of our business sections above was due to the fact we had higher gross margin projects and smaller up-front investments with old customers comparing to the last fiscal year.

Loss from Operations

We incurred a loss of $0.6 million in the year ended September 30, 2015, a 9.8% increase from approximately loss of $0.5 million in the year ended September 30, 2014. The increase in loss from operations was mainly due to significantly higher general and administrative expenses.

Net Income (Loss)

We incurred a net income of $1.0 million in the year ended September 30, 2015 as compared to net loss of approximately $1,000 in the year ended September 30, 2014. Basic and diluted earnings per share was $0.73 in the year ended September 30, 2015, compared to loss per share $0 in the prior year period. The number of weighted average ordinary shares outstanding was 1,405,000 for the years ended September 30, 2015 and 2014, respectively.

Liquidity and Capital Resources

As of September 30, 2015, we had a working capital of approximately $4.2 million, including cash of approximately $2.7 million. Net cash provided by operating activities was approximately $2.3 million for the year ended September 30, 2015 as compared to $0.3 million for the year ended September 30, 2014. Net cash provided by investing activities for the year ended September 30, 2015 was approximately $1,000 as compared to net cash used in investing activities of approximately $137,000 for the year ended September 30, 2014. Net cash used in financing activities during the fiscal year of 2015 was approximately $3.7 million as compared to $2.1 million net cash used in financing activities for the fiscal year of 2014.

Financial Outlook

For the fiscal year ending September 30, 2016, management expects revenues of $7 million to $10 million and net income of $0 to $0.8 million.

Conference Call

The Company will host a conference call to discuss its fiscal year 2015 financial results at 7:00 a.m. ET on Wednesday, January 20, 2016. Mr. Tao Li, Chairman, Mr. Peng Zhang, Chief Executive Officer, Ms. Li Wu, Chief Financial Officer and Mr. Fang Wang, Assistant to the Chief Financial Officer, will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free:	877-407-9205
International:	201-689-8054
Conference	ID #: 13627850

A replay of the call will be available until 11:59 PM ET on Jan. 22, 2016.

To access the replay, please dial any of the following numbers:

USA Toll Free:	877-660-6853
International:	201-612-7415

The conference call will be webcast live by Vcall and can be accessed at http://www.investorcalendar.com/IC/CEPage.asp?ID=174611.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq CM: KONE) is a China-based developer and provider of mobile enterprise solutions. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http://en.kingtoneinfo.com/. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report for the fiscal year ended September 30, 2015 to be filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Fang Wang
Tel:  +86-29-8826-6383
Email: wangfang@kingtoneinfo.com